UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	March	,	2011
Commission File Number	001-31930
ANOORAQ RESOURCES CORPORATION
(Translation of registrant’s name into English)
Suite 1020, 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press release, dated March 24, 2011.

Document 1

ANOORAQ ANNOUNCES RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2010

Anooraq maintains production levels through challenging quarter, returns mine to operating profit

March 24, 2011. Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces production from the Bokoni Platinum Mines (“Bokoni”) and its financial results for the three and twelve months ended December 31, 2010. This release should be read with the Company’s Financial Statements and Management Discussion & Analysis, available at www.anooraqresources.com and filed on www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian dollars (C$) and United States dollars (US$).

Key features for the quarter and financial year:

•	4E oz produced up by 7% quarter-on-quarter to 30,776 oz1, year-on-year production remained steady at 116,164 oz
•	Tonnes milled up by 10% quarter-on-quarter to 278,242 tonnes, 11% year-on-year increase to 1,044,084 tonnes
•	Operational stability achieved at concentrator, stockpile depleted
	o	recovered grade improved 4% in quarter to 4.17 g/t 4E
•	Improved revenues reflect improving PGM market conditions
•	Fatality suffered at Middelpunt Hill shaft

The final quarter of the 2010 financial year maintained the year’s focus on production, in line with the Company’s Phase 1 growth plan.

14E consists of platinum palladium, rhodium and gold

www.anooraqresources.com

Philip Kotze, President and Chief Executive Officer (“CEO”) of Anooraq, commented:

“The 2010 year has been one of mixed performance for Anooraq and Bokoni. Many of the managerial and operational changes implemented at Bokoni post the takeover in July 2009 have been successful, and the improved mining performance is testament to the validity of our on-mine strategy. We continue to focus on operational performance, with improved mining flexibility key to our ability to deliver results. The concentrator upgrade took longer than we anticipated but we are starting to see results with higher and more consistent yields. Importantly, we have made enormous strides in transforming our operating culture and in embedding many basic good practices in terms of mining and development, efficiencies, planning and cost control, into the running of the Company.”

Review of operational and financial performance

Safety

The Bokoni lost-time injury frequency rate (“LTIFR”) decreased from 2.46 to 2.32 hours per 200,000 hours worked quarter-on-quarter, a pleasing downward trend. Previous LTIFR statistics have been restated to include serious accidents. We regret to report that there was one fatal accident during the quarter, on 7 November 2010 at Middelpunt Hill shaft.  Seven shifts were lost as a result of stoppages in terms of section 54 of the South African Mine Health and Safety Act (Act 29 of 1996) (“Section 54 stoppages”). As a result, Anooraq is focusing on managing safety proactively through an internal safety audit programme and the execution of the Rethusanang training programme.

Production

Mining activities delivered a mixed performance with tonnes produced decreasing by 9% quarter-on-quarter to 258,033 tonnes, mainly as a result of Section 54 stoppages.  Development rates dropped by 22% as a result of infrastructural development around the main stations and the impact of Section 54 stoppages. However, tonnes milled increased by 10% during the quarter to 278,242 tonnes, with head grade and recovered grade rising by 6% to 4.41g/t 4E and 4% to 4.17g/t 4E respectively. Metal production during the quarter increased by 7% to 30,776 4E ounces (Q3 2010: 28,868 4E ounces).The steady production rate across the quarter reflects the operational stability achieved at the concentrator post the automation transition in September 2010. An adjustment was made to the ore stockpile assessment during the quarter, resulting in a write down of CAD$3.8 million (ZAR26 million), which had a negative impact on operating costs and operating profit during the fourth quarter.

A summary of the metal produced at Bokoni for the quarter is as follows:

Metal	Q3 2010 production	Q4 2010 production	Variance
Platinum (oz)	15,742	17,050	8%
Palladium (oz)	10,411	10,905	5%
Rhodium (oz)	1,685	1,679	-

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Gold (oz)	1,030	1,142	11%
Nickel (t)	219	264	21%
Copper (t)	131	164	25%

The year-on-year comparison is as follows:

Metal	FY 2009 production	FY 2010 production	Variance
Platinum (oz)	61,807	63,141	2%
Palladium (oz)	43,713	42,180	(4%)
Rhodium (oz)	7,169	6,752	(6%)
Gold (oz)	3,897	4,091	5%
Nickel (t)	838	898	7%
Copper (t)	499	543	9%

Production has remained steady across the financial year, with an 11% increase in tonnes milled to 1,044,085 tonnes (2009: 943,403 tonnes). This was tempered by a 4% decrease in recovered grades as a result of the concentrator automation transition completed during the year and accompanying processing downtime which had a negative impact on recoveries.

		FY2009	FY2010	Variance
Tonnes milled	tonnes	943,403	1,044,084	11%
Head grade (grade delivered)	g/t, 4E*	4.26	4.18	(2%)
Recovered grade	g/t milled, 4E*	4.31	4.12	(4%)
4E oz produced**	oz	116,586	116,164	-%

The Company’s primary development focus remains to create mining flexibility, as evidenced through the deployment of dedicated re- and sub-development, and equipping crews. The mine’s improved mining layouts are mostly complete and the new TM3 equipment is now on site which will improve vehicle availability and efficiencies at our trackless operations. This dedicated development focus at the operations, employed during the past year, should yield better operational results for Bokoni moving into the second half of 2011, once the effects of such development efforts to generate additional immediately mineable stopes (IMS) take full effect.

Costs

Total on mine operating costs quarter-on-quarter (including treatment charges) rose 2% to ZAR1,058/tonne, however stripping out the stockpile-associated  cost writeback provides a closer-to-target ZAR964/tonne operating cost figure. The per ounce operating costs rose 6% and 12% respectively to ZAR9,566/4E oz (US$1,386/4E oz), reinforcing ZAR strength through the quarter.

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Revenue

Revenue increased by 25% quarter-on-quarter to C$43,244 (22% in ZAR terms to ZAR296,177) in Q4, reflecting the higher basket price despite a stronger rand. The US$/PGM 4E ounce price increased by 13% during the quarter to US$1,357, while the ZAR/US$ exchange rate strengthened by 6%.

Revenue for the 2010 financial year rose to C$148,287, reflecting the 43% increase in the US$/PGM 4E ounce basket price over the period to US$1,257. The ZAR strengthened some 13% against the US dollar over the period, therefore limiting the impact of the rising ZAR basket price.

Profitability

Bokoni mines returned an operating profit in the quarter, however the loss after tax on a consolidated level increased by 15% to C$32,401 (ZAR223,733).The higher loss after tax is due to an increase in interest expenses as a result of additional facility draw downs to fund Bokoni’s capital expansion programme and a prior year deferred tax adjustment on mineral rights.

Capital expenditure, cash and facilities

Bokoni remains in a high capital growth expansion phase through to 2014 with project expansions continuing at the Brakfontein Merensky and Middelpunt Hill UG2 shaft operations.  Capital expenditure for the quarter was C$11 million (ZAR74.5 million), with drawn facilities amounting to C$57.2 million (ZAR378.5 million) and available facilities as at December 31 of C$56.1 million (ZAR371.5 million).

Results presentation: conference call details

Philip Kotze, President and CEO of Anooraq, will host a conference call to discuss the Company’s operational and financial results for the quarter ended December 31, 2010 at 10:00 Eastern Standard Time (“EST”) (16:00 Central African Time (“CAT”)) on Thursday, March 24, 2010. The dial-in details for the conference call are listed below. A playback will be available for three days after the call on this website. The presentation to be used during the call will be available for downloading on the Company’s website at 09:45 EST (15:45 CAT) on Thursday, March 24, 2010.

Conference call

Johannesburg, South Africa	16:00 (local time)	Toll	+27 11 535 3600
		Toll-free	+27 800 200 648
London, United Kingdom	14:00 (local time)	Toll-free	+44 800 917 7042
New York, United States	10:00 (local time)	Toll	+1 412 858 4600
		Toll-free	+1 800 860 2442
Toronto, Canada	10:00 (local time)	Toll-free	+1 866 605 3852

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Playback facility

SA and other	Code 2159#	Toll	+27 11 305 2030
United Kingdom	Code 2159#	Toll-free	+44 808 234 6771
United States & Canada	Code 2159#	Toll	+1 412 317 0088

For and on behalf of the Board

Philip Kotze, President and Chief Executive Officer
De Wet Schutte: Chief Financial Officer

For further information on Anooraq and its South African properties, please visit our website or call investor services in South Africa on +27 11 883 0831 or in North America on +1 800 667 2114.

Anooraq Resources Corporation
Philip Kotze
President and Chief Executive Officer
Office: +27 11 779 6800
Mobile: +27 83 453 0544

Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Advisers
Melanie de Nysschen / Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to

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	o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
	o	expected effective future tax rates in jurisdictions in which our operations are located;
	o	the protection of the health and safety of mine workers; and
	o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)

Date:	March 24, 2011	By:	/s/ De Wet Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer